
OWNOUROWN
Merch
A community-driven real estate investment fund
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Introducing Own Our Own

from **Own Our Own**

02:57

Please note no money or other consideration is being solicited for our Regulation A+ Offering at this time and if sent into **Own Our Own Fund I, LLC** will not be accepted. No offer to buy securities in a Regulation A+ offering of **Own Our Own Fund I, LLC** can be accepted and no part of the purchase price can be received until **Own Our Own Fund I, LLC** 's Offering Statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in **Own Our Own Fund I, LLC** 's Offering involves no obligation or commitment of any kind. Our Preliminary Offering Circular may be found here: https://www.sec.gov/Archives/edgar/data/1802892/000147793221000714/ooof_1a.htm